                               Document is copied.
                     Filed by Komag, Incorporated Pursuant to Rule 425 under the Securities Act of 1933.
                     Subject Company: Komag, Incorporated
                     Commission File No. 333-58316


                               KOMAG, INCORPORATED
                          WEBSITE PRESENTATION MATERIAL
                                 FIRST POSTED ON
                                   MAY 3, 2001

         On May 3, 2001 Komag posted the following presentation on its website:

                                  [KOMAG LOGO]





                                      KOMAG

INVESTOR OVERVIEW                                                     APRIL 2001

                           FORWARD-LOOKING STATEMENTS

The following presentation contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements represent the company's current judgment and include, but are not limited to, shipment volume, revenue, net loss, utilization of facilities, future operating costs, the ability to move manufacturing assets, and the cost and timing of such moves. The company's actual results for future periods could differ materially from those projected in such forward-looking information. Factors that could cause actual results to differ include, but are not limited to, the company's ability to successfully consolidate manufacturing operations in Malaysia on time and on budget, variability in demand for and average selling price of disks, the impact of demand variation on factory utilization, the company's ability to achieve its operating yield, cost and profitability targets, the company's ability to satisfy customer qualification requirements at its Malaysian facilities, and requirements for glass substrates. In addition, statements in this presentation relating to the company's plan to restructure its outstanding debt, including a proposed new debt financing from Malaysian sources, the exchange of convertible bonds and the use of cash and bonds to settle certain of the company's existing debt are subject to risks relating to the company's ability to complete the transactions on acceptable terms, or at all, the timing of completion of the transactions, and the company's ability to satisfy all of the conditions precedent to the transactions. These and other risk factors are described in the company's Registration Statement on Form S-4/S-3 (SEC Filing Nos. 333-58316 & 333- 58448), most recent Annual Report on Form 10-K and other periodic reports filed by Komag with the Securities and Exchange Commission. Komag undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.




Investor Overview - April 2001      Page 2                                 KOMAG
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                                KOMAG HIGHLIGHTS


Investor Overview - April 2001      Page 3                                 KOMAG
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                             KEYS TO KOMAG'S SUCCESS



         -    Experienced management team

         -    World's largest independent disk producer

         -    Successful integration with HMT

         -    Access to global customer base

         -    Leading technology

         -    Highly competitive and low cost structure



Investor Overview - April 2001      Page 4                                 KOMAG
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                                 PARALLEL EFFORT

-        Return operations to profitability

-        Improve the capital structure


Investor Overview - April 2001      Page 5                                 KOMAG

                                OPERATIONS UPDATE



Investor Overview - April 2001      Page 6                                 KOMAG

                        HISTORICAL RESULTS OF OPERATIONS


                                       Q1 00    Q2 00    Q3 00    Q4 00     Q1 01
                                       ------   ------   ------   ------    ------
Net Sales                              $   80   $   83   $   84   $  111    $   88
Gross Margin ($)                       $   13   $   10   $   10   $    2    $   (6)
Gross Margin (%)                           16%      12%      12%       2%       (6)%
EBITDA w/o Restructuring               $   21   $   16   $   16   $    5    $   (3)
Net Loss                               $   (5)  $   (6)  $  (13)  $  (44)   $  (51)
Net Loss w/o Restructuring             $   (7)  $   (7)  $  (13)  $  (36)   $  (51)

Capital Expenditures                   $   (2)  $   (2)  $   (9)  $  (15)   $  (17)
Net Cash Flow                          $    2   $  (17)  $   (1)  $   26    $  (29)
Net Cash Flow w/o Restructuring        $   11   $  (11)  $   (1)      28*   $  (29)
Cash Balance                           $   72   $   55   $   55   $   81    $   52

Units Sold                               10.8     11.8     12.2     15.3      12.7

Disk ASP                               $ 6.93   $ 6.55   $ 6.53   $ 6.40    $ 6.35
EPS                                    $(0.08)  $(0.10)  $(0.19)  $(0.40)   $(0.46)
EPS w/o Restructuring                  $(0.08)  $(0.10)  $(0.19)  $(0.33)   $(0.46)

-------
* Includes $49 million acquired in HMT merger


Investor Overview - April 2001      Page 7                                 KOMAG

                           IMPROVED INDUSTRY LANDSCAPE



Investor Overview - April 2001      Page 8                                 KOMAG

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                                 WHAT HAPPENED?


- Storage density growth outstripped demand for bits

- The industry overbuilt its capacity leading to intense competition

- Captive suppliers took market share to avoid losses

- ECONOMICS 101: Oversupply resulted in falling prices



Investor Overview - April 2001      Page 9                                 KOMAG
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     THE INDUSTRY IS RATIONALIZING OVERCAPACITY RESULTS IN FACTORY CLOSURES





         -    IBM closes Ireland factory (2001)

         -    AKCL closes (2001)

         -    MCI closed Japanese factory (2000)

         -    Komag/HMT merger (2000)

         -    Seagate closed Mexico substrate factory (2000)

         -    Seagate closed Tuas (Singapore) media factory (1999)

         -    Komag bought WD Ops/shut them down (1999)

         -    Stormedia bankruptcy (1998)



Investor Overview - April 2001      Page 10                                KOMAG
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                       INDUSTRY CAPACITY DISKS PER QUARTER

                                     [GRAPH]

[Bar graph presentation of industry capacity for media disks per quarter from 1997 to current. Source: as reported by TrendFocus for 1997-2000 data in its annual reports, and current capacity data is based on Komag's estimates.]


Investor Overview - April 2001      Page 11                                KOMAG

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                                KOMAG'S STRATEGY



Investor Overview - April 2001      Page 12                                KOMAG

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                             DRIVE FUTURE IS BRIGHT

         -    Disks-per-drive stabilized on the desktop

         - The market is growing, data storage requirements are doubling every 12 months

              -    Growth will track demand for computers

         -    Alternative applications are materializing

              - Such as, game boxes, peer-to-peer servers and personal video recorders and personal TV (TiVo)

              -    IDC projects greater than 90% annual growth rate

         -    ECON 101:

              -        Prices have stabilized

              -        Industry will return to profitability


Investor Overview - April 2001      Page 13                                KOMAG

                       DEMAND WILL INCREASE IN THE FUTURE

                                     [GRAPH]

[Bar graph presentation of demand for desktop disk drives and disks per drive, showing increases in demand on a quarterly basis from Q1 99 to Q1 02. Source:
TrendFocus, IDC and Company.]


Investor Overview - April 2001      Page 14                                KOMAG
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                         KOMAG'S COMPETITIVE ADVANTAGES

         -    World's largest independent supplier

              -        13% total market share (33% independent)

         -    Leading technology and resources to hold that advantage

         -    Global customer breadth

         -    Lowest cost structure

         -    Sole U.S. merchant supplier

         -    Strong management

         -    Scalability


Investor Overview - April 2001      Page 15                                KOMAG
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                                KOMAG'S STRATEGY

         -    Maintain leadership in high-end products

         -    Commit to advanced technology

         - Strengthen collaborative relationships with leading head and disk drive manufacturers

         - Improve advanced manufacturing processes to drive economies of scale

         - Improve yields and reduce cost through quality and process improvement

         -    Maintain competitive cost structure - utilize Malaysian operations



Investor Overview - April 2001      Page 16                                KOMAG
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                           1Q01 SHIPMENTS BY SUPPLIER

                                     [GRAPH]


[Bar graph presentation of media shipments in the disk drive industry by supplier, including presentation of Komag shipments compared with those of industry competitors, including Seagate, IBM, Fuji, Fujitsu, Maxtor, MCC, Showa, Trace, Hoya, Hitachi, AKCI and other.]



Investor Overview - April 2001      Page 17                                KOMAG
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                           1Q01 SHIPMENTS BY CUSTOMER

                                     [GRAPH]

[Bar graph presentation of total media shipments by customer in the disk drive industry, including presentation of Komag and AKCL shipments compared with those of MKE, WD, Maxtor, Samsung, Fujitsu, Seagate, Toshiba, Hitachi, IBM, Excelstor, Iomega.]


Investor Overview - April 2001      Page 18                                KOMAG
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                          LEADING TECHNOLOGY ADVANTAGES

         -    Shipping 30 gigabytes ("GB") per platter

              - Komag is the only fully qualified 30 GB source in the industry

              -    Highest storage density disks available in the market today

              - On schedule in qualifications of 40 GB and 60 GB per disk programs

         -    Technology elements staged for next two years

         -    Rigorous demonstration of 63 Gb/sq in with Read-Rite

         -    Engaged with TDK/Headway in 130 Gb/sq in demonstration

         - Developing a proprietary low-cost glass ("LCG") substrate technology


Investor Overview - April 2001      Page 19                                KOMAG

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                                 OPERATING MODEL



Investor Overview - April 2001      Page 20                                KOMAG
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                                 OPERATING MODEL

         - Komag's strategy includes locating production capacity in Malaysia to achieve low manufacturing costs

              - Anticipated fixed manufacturing costs at $35 million per quarter compared with $52 million in the first quarter of 2001

         - Sizing our Malaysian factories to run 16 - 17 million units per quarter less than $5.00 per disk
              -    Approximately 1/2 fixed cost

         -    At current ASP:  20% - 25% gross margin

         -    Expect significant cash flow and healthier operating results


Investor Overview - April 2001      Page 21                                KOMAG

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                         REPAIRING OUR CAPITAL STRUCTURE


Investor Overview - April 2001      Page 22                                KOMAG

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                                  CURRENT DEBT

         -    $209.2 million unsecured senior debt
              -   Due June 30, 2001

         -    $30.1 million promissory note to WDC
              -   Due April 8, 2002

         -    $9.3 million convertible note
              -   Due February 2005

         -    $230.0 million convertible bonds
              -   Due January 15, 2004


Investor Overview - April 2001      Page 23                                KOMAG

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                             PROPOSED RESTRUCTURING

         -    $100 million Islamic bonds issued in Malaysia

         - Exchange $230 million convertible bonds for $115 million new convertible bonds

         - Offer senior lenders $90 million cash + $___ new convertible bonds as full settlement

         -    Offer WDC $___ new convertible bonds as full settlement


Investor Overview - April 2001      Page 24                                KOMAG

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                                      RISKS

         -    Explained fully in 10-K and S-4/S-3 filed with the SEC

         -    Difficult negotiation with senior lenders

         -    Uncertainty as to participation rate by convertible bond holders

         - Must have viable capital structure to complete Malaysian transaction


Investor Overview - April 2001      Page 25                                KOMAG
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                                     SUMMARY

         - Our operational restructuring is on target and the results are predictable
              - Further reduced costs by moving manufacturing to Malaysia ahead of schedule

         - We have made a constructive proposal to our debt holders to permanently repair our balance sheet

         -    Komag is on the path to succeed


Investor Overview - April 2001      Page 26                                KOMAG
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                                  [KOMAG LOGO]





                                      KOMAG


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ADDITIONAL INFORMATION AND WHERE TO FIND IT


Komag has filed a Registration Statement on SEC Form S-4/S-3 in connection with the proposed exchange offer involving the company's convertible bonds. Investors and security holders are urged to read the Registration Statement carefully. The Registration Statement and the enclosed preliminary prospectus contain important information about Komag, the proposed financing strategies, the proposed terms of the exchange offer, descriptions of the company's existing debt and the proposed terms of the new convertible bonds. Investors and security holders will be able to obtain free copies of the Registration Statement through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the document may also be obtained from Komag by directing a request through the Investor Relations portion of Komag's website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention: Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement, Komag files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

ABOUT KOMAG:


Founded in 1983, Komag completed a merger with HMT Technology Corporation in October 2000. The combined company is the world's largest independent supplier of thin-film disks, the primary high-capacity storage medium for digital data in computers and consumer appliances. Komag's advanced development capability and high-volume, low-cost manufacturing expertise provide high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies. Supplementing its core disk business, Komag has launched a diversification program that will leverage the company's knowledge of magnetic recording and its ultra-high precision manufacturing capabilities.

For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.